UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No.     )*

World Health Alternatives, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

98147T104 (CUSIP Number)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98147T104	13G	Page of Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,632,600 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 2,632,600 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,632,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.62%
12.	TYPE OF REPORTING PERSON* IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98147T104	13G	Page of Pages

Item 1	(a).	Name of Issuer: World Health Alternatives, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 777 Penn Center Boulevard Suite 111 Pittsburg, PA 15235

Item 2	(a).	Name of Person Filing: Jeffrey K. Peterson

Item 2	(b).	Address of Principal Business Office, or if None, Residence: 1707 Waldemere Street Sarasota, FL 34239

Item 2	(c).	Citizenship: United States Citizen

Item 2	(d).	Title of Class of Securities: Common Stock par value $0.0001 per share (the “Shares”)

Item 2	(e).	CUSIP Number: 98147T104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

CUSIP No. 98147T104	13G	Page of Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of August 19, 2005: Mr. Peterson was the beneficial owner of 2,632,600 Shares of the Issuer’s Common Stock.

(b) Percent of class: As of August 19, 2005: The 2,632,600 Shares owned by Mr. Peterson constituted 5.62% of the Shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Mr. Peterson has the sole power to vote or direct the vote as to the 2,632,600 Shares owned by him.

(ii) Shared power to vote or to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: Mr. Peterson has the sole power to dispose or to direct the disposition of the 2,632,600 Shares owned by him.

(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

August 26, 2005	/s/ Jeffrey K. Peterson
Jeffrey K. Peterson

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).